UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Traffic Release August | 2023

Azul Reports August 2023 Traffic

São Paulo, September 11, 2023 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and number of cities served, announces today its preliminary traffic results for August 2023.

Consolidated passenger traffic (RPKs) increased 13.5% compared to August 2022 on a capacity (ASKs) increase of 13.1%, resulting in a load factor of 81.6%.

“August traffic trends are a clear indication that demand remains strong in Brazil, as corporate traffic fully recovered to pre-pandemic levels. These traffic results, combined with encouraging recent booking trends, with the highest average fares in our history, allow us to remain confident for the months ahead,” says John Rodgerson, Azul’s CEO.

	Aug-23	Aug-22	% ∆	YTD 2023	YTD 2022	% ∆
Domestic
RPK (million)	2,408	2,241	7.5%	18,117	17,956	0.9%
ASK (million)	3,002	2,811	6.8%	22,876	22,517	1.6%
Load factor	80.2%	79.7%	+0.5 p.p.	79.2%	79.7%	-0.5 p.p.
International
RPK (million)	751	542	38.4%	5,383	2,922	84.2%
ASK (million)	870	614	41.8%	6,334	3,425	84.9%
Load factor	86.3%	88.4%	-2.1 p.p.	85.0%	85.3%	-0.3 p.p.
Total
RPK (million)	3,159	2,783	13.5%	23,499	20,878	12.6%
ASK (million)	3,872	3,424	13.1%	29,209	25,942	12.6%
Load factor	81.6%	81.3%	+0.3 p.p.	80.5%	80.5%	+0.0 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of June 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Traffic Release August | 2023

Glossary

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 11, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer